UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON 2013 INTERIM RESULTS (unaudited)

Financial highlights*
·	Sales up 5% at constant exchange rates (2% underlying growth) to £2.8bn.
·	Good growth in Education (up 3%) led by North America (up 5%) and developing markets.
·	FT Group sales broadly level with resilient content and subscription revenue offset by weak advertising.
·	Penguin Random House merger completed on 1 July 2013; strong growth at Penguin (up 14%) in the first half.
·	Adjusted operating profit £50m lower at £137m, including £37m of gross restructuring charges and, in addition, investments to support new product launches in the second half.
·	Adjusted earnings per share down 4.9p to 9.9p including restructuring charges.
·	Interim dividend up 7% to 16p.

Rapid growth in digital and services businesses and developing markets
·	Underlying sales growth of 9% in developing markets.
·	Education digital platform registrations up 19%; FT digital subscriptions up 14%.
·	Headline deferred revenues from continuing operations up 12% to £692m, with a strong performance from subscription-based business models.

Acceleration of global education strategy
·	Restructuring to shift education businesses towards fast-growing economies and digital and services businesses on track.
·
      Reorganisation of Pearson into one globally-connected education company. Pearson will organise around three global lines of business - School, Higher Education and Professional - and three geographic market categories -
      North America, Growth and Core from 2014.

·	Global education strategy designed to produce faster growth, larger addressable market opportunity and greater impact on learning outcomes.
·	Process to explore the possible sale of Mergermarket initiated.

Full year outlook reiterated
·	Gross restructuring costs of approximately £150m in 2013 (£100m including cost savings achieved during the year).
·	Adjusted EPS expected to be broadly level with 2012 adjusted EPS of 82.6p under revised IAS 19, before expensing restructuring costs.
·	From 1 July 2013 Penguin Random House will be treated as an associate.

John Fallon, chief executive, said: "In trading terms, 2013 has begun much as we expected. In general, good growth in our digital, services and developing-market businesses continues to offset tough conditions for traditional publishing. Our strategy is to transform Pearson into a single operating company that is sharply focussed on the biggest needs in global education and on measurable learning outcomes. With our restructuring programme on track and the reorganisation of the company under way, we are making significant progress towards that goal."

* Total business

FINANCIAL HIGHLIGHTS

£ millions	Half year 2013	Half year 2012(2)	Headline growth	CER growth	Underlying growth	Full year 2012(2)
Business performance
Sales	2,756	2,583	7%	5%	2%	6,112
Adjusted operating profit(1)	137	186	(26)%	(27)%	(38)%	932
Adjusted earnings per share	9.9p	14.8p	(33)%			82.6p
Operating cash flow	(247)	(203)	(22)%			788
Net debt	1,837	1,178	(56)%			918
Statutory results
Sales	2,243	2,142	5%			5,059
Operating profit	20	52	(62)%			511

Basic earnings per share	(1.0)p	4.5p				38.7p
Cash generated from operations	(161)	(131)	(23)%			916

Dividend per share	16.0p	15.0p	7%			45.0p

DIVISIONAL ANALYSIS

£ millions	Half year 2013	Half year 2012	Headline growth	CER growth	Underlying growth	Full year 2012

Sales
North American Education	1,102	1,022	8%	5%	0%	2,658
International Education	736	724	2%	2%	2%	1,568
Professional	188	180	4%	2%	6%	390
Education	2,026	1,926	5%	3%	1%	4,616
FT Group	217	216	0%	(1)%	(2)%	443
Continuing	2,243	2,142	5%	3%	1%	5,059
Penguin	513	441	16%	14%	6%	1,053
Total	2,756	2,583	7%	5%	2%	6,112
Adjusted operating profit(1)
North American Education	13	62	(79)%	(77)%	(95)%	536
International Education	50	72	(31)%	(30)%	(30)%	214
Professional	20	9	122%	111%	(15)%	37
Education	83	143	(42)%	(41)%	(54)%	787
FT Group	26	21	24%	19%	19%	47
Continuing	109	164	(34)%	(34)%	(45)%	834
Penguin	28	22	27%	27%	14%	98
Total	137	186	(26)%	(27)%	(38)%	932
(1) Includes £29m net restructuring charges as follows: North American Education, £7m; International Education, £18m; FT Group, £4m.
(2) Re-stated for the adoption of IAS 19 revised.

Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Sales and operating profit are stated on a continuing basis unless otherwise stated.
b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 17.

OUTLOOK

Our 2013 outlook is unchanged. We expect the external environment to remain challenging for our developed world and publishing businesses in 2013 owing to a combination of cyclical and structural factors: pressures on education budgets and college enrolments; retail consolidation; the shift in our business model from print sales to digital subscriptions; changing consumer behaviour and a dynamic competitive landscape. In general, we expect market conditions to remain favourable for our businesses in developing economies and education software and services.

At the full year results in February, our guidance included Penguin Group for the full year. On 1 July 2013, we completed the merger of Penguin with Random House and will account for Penguin Random House as an associate in the second half of the year. This results in lower operating profit for Pearson, as we will consolidate 47% of the profit after tax of Penguin Random House into our operating profit. There will be a compensating reduction in our tax charge.

Excluding that accounting treatment relating to Penguin Random House, our guidance for 2013 is unchanged. We continue to expect adjusted EPS to be broadly level with 2012 before expensing £100m of net restructuring costs (compared to 2012 adjusted EPS of 82.6p under revised IAS 19 which we have adopted in 2013). Our guidance is struck at the 2012 average exchange rate of £1:$1.59 and reflects the following outlook:

In Education, we expect to achieve modest revenue growth in 2013 with margins similar to 2012. In North America, we anticipate modest growth with challenging cyclical and structural market conditions in publishing offset by growth in digital and services. We expect our International education business to show good growth. Austerity measures will continue to affect education spending in much of the developed world and we expect a slower year for UK examinations and qualifications. However, we see significant opportunity in developing markets in Asia, Latin America, the Middle East and Sub-Saharan Africa - which together accounted for 45% of our International education revenues in 2012. Our Professional education business will reflect the closure of our UK professional training business and continued growth from our professional certification business.

We expect the FT Group to benefit from continued growth in digital and subscription revenues in 2013 but advertising to remain weak and volatile with profits reflecting further actions to accelerate the shift from print to digital. Mergermarket will benefit from its high subscription renewal rates, with market activity likely to boost its core product offerings.

Penguin's first half trading was boosted by a strong performance from Khaled Hosseini and Sylvia Day compared to a relatively light publishing schedule in the same period last year. We completed the merger of Penguin and Random House on 1 July 2013. In 2012, Penguin Random House had pro forma revenues of £2.6bn (€3.2bn) and operating profit of £346m (€427m) with an exceptional contribution from the bestselling Fifty Shades of Grey.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2012 was £1:$1.59) has an impact of approximately 1.5p on adjusted earnings per share. The average rate during the first half of 2013 was £1:$1.53 (£1:$1.58 in H1 2012) and the closing rate at the end of June was £1:$1.52 (£1:$1.57 at the end of June 2012).

For more information:
Simon Mays-Smith / Charles Goldsmith                                                   + 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be audiocast live today from 0900 (BST) and available for replay from 1200 (BST) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

GLOBAL EDUCATION STRATEGY & ORGANISATION DESIGN

Pearson's goal is to help people make progress in their lives through learning.

Over the past 15 years, through a major programme of organic investment and acquisitions, Pearson has become the leading education company in the world, with unique geographic reach, product breadth and professional depth.

More recently, we have achieved particularly rapid growth in digital products and in education services businesses, which together now account for half our sales, and in emerging economies, which now make up 16% of sales on a continuing basis. At the same time, structural factors have placed some pressure on parts of our business, including book publishing and financial advertising.

Looking ahead, we see considerable growth opportunities in education, driven by trends including rapid growth of the global middle class, adoption of learning technologies, the connection between education and career prospects and increasing consumer spend on education, especially in emerging economies.

We are therefore significantly accelerating our push into digital learning, education services and emerging markets. For some time we have been focusing our acquisition and organic investment in these areas; we now intend a further significant reallocation of internal resources to these activities. We are directing our resources and capital towards being an education services company that is global in its ambition and intensely local in its focus on its largest market opportunities.

To enable the successful execution of this strategy, we have established a new organisation design for Pearson as a single global education company. We are structuring the company around three key stages of learning and three geographies, underpinned by a series of global support functions.

·
    Our three global lines of business represent three key stages of learning: School, Higher Education and Professional. These lines of business will be responsible for the strategy for each learner stage, including our product portfolio, new product development and the institutionalization of efficacy into everything that we do. They will be global in nature and outlook, ensuring that we understand the needs of learners across the globe, and that when we invest in major new products and technologies we build them to solve international educational needs.

·
    Our three geographies will be North America, Core markets (including the UK and Australia) and Growth markets (including Brazil, China, India and South Africa).  They will have prime responsibility for customer relationships, sales, marketing and delivery of education products.

Running throughout this strategy is a process to ensure that our products and services deliver demonstrable learning outcomes to the student or the institution. We have therefore developed the Pearson efficacy framework: a unique, rigorous and scalable quality assurance system that checks that the necessary conditions are in place for an education programme to deliver intended learning outcomes. We now require that all Pearson acquisitions and all product investments over $3m go through the Pearson efficacy framework and set out a plan to implement its recommendations before approval.

We have designed a new organization structure and appointed a new Executive team and a leadership team of approximately 100 people. The design and reorganisation work will continue through the second half and we will run Pearson on the basis of this new organisation from 1 January 2014.

Through this process, we are accelerating the work that is already under way to transform Pearson from the world's most international education publishing company to the world's leading global learning services business. We believe it will provide Pearson with a larger market opportunity, sharper focus on the fastest-growing markets, stronger financial returns and a greater impact on educational outcomes.

OVERVIEW

In the first half of 2013, Pearson's total sales increased by 7% in headline terms to £2.8bn. Continuing headline revenues grew 5% to £2.2bn. Adjusted headline operating profit declined by £49m to £137m reflecting three major factors: a £29m net restructuring charge (comprising a £37m gross restructuring charge offset by estimated benefits of £8m), increased incentive compensation accruals and the timing of increased levels of new product development spend and launch costs.

The headline growth rates include the impact from currency movements and acquisitions:

·
      At constant exchange rates (ie stripping out the impact of currency movements), our total sales grew by 5% and operating profit declined by 27%. Currency movements - primarily the strengthening of the US dollar against sterling - increased sales by £48m and operating profit by £1m.

·
      Acquisitions and disposals in our education company and Penguin added a net of £86m to total sales and, with the closure of Pearson in Practice, £25m to total operating profit. This includes integration costs and investments related to our newly-acquired companies, which are expensed. In underlying terms (ie stripping out the impact of both portfolio changes and currency movements), total sales were up 2% with operating profit down 38%.

Continuing revenues, which exclude Penguin, grew 5% headline, 3% at constant exchange rates and 1% underlying. Continuing headline operating profit declined (£55m) to £109m.

Our statutory results show a decrease in operating profit to £20m (£52m in 2012). Statutory profit/(loss) before tax was £(4)m (£28m in 2012). Statutory earnings for the period show a £44m reduction in profit to a loss of £(9)m (£35m in 2012) due to a £29m net restructuring charge, increased incentive compensation accruals and the timing of increased levels of new product development spend and launch costs.

Our net debt, which reaches a seasonal peak around the half-year and is mainly dollar-denominated, was £1,837m (£1,178m in 2012) at 30 June. The year-on-year increase reflects acquisition spend in the second half of 2012 and higher tax payments.

The board has declared an interim dividend of 16p per share, a 7% increase on 2012.

NORTH AMERICAN EDUCATION

In the first half of 2013, our strength in digital and services businesses enabled us to perform ahead of our more traditional print publishing markets, benefiting from the phasing of purchasing, particularly in higher education. Profits reflect restructuring charges, incentive compensation accruals and investments to support new product launches in the second half. Our broad partnerships at course, institution/system, state and national levels are enabling us to have a more demonstrable impact on student learning and a more collaborative relationship with our customers. Key highlights from the first half include:

·
          At our Higher Education business, revenues were boosted by the acquisition of EmbanetCompass, market share gains in a publishing market that declined by 6.5% gross in H1 2013 (according to the Association of American
          Publishers) and later second semester purchasing. Total US College enrolments were 2% lower in the spring 2013 than in spring 2012, affected by rising employment rates, state budget pressures and regulatory change affecting the for-profit sector.

·
          We introduced adaptive learning capabilities in over 200 MyLab and Mastering products across eleven subjects. Student registrations in North America grew 7% to 4.7 million. Usage continues to grow strongly with graded submissions up 32% to almost 200 million across the globe. Evaluation studies show that the use of MyLab programmes, as part of a broader course redesign, can significantly improve student test scores and institutional efficiency (http://bit.ly/1derVjm).

·
          Enterprise-wide partnerships with Arizona State University Online, Ocean Community College and Rutgers, where we run fully-online learning programmes and earn revenues based on the success of the students and the institution, gained more than 29,000 student registrations (up from 21,000 in the first half of 2012). Pearson Embanet had a strong start, growing enrolments 7% to 22,275 and adding ten new programmes at five institutions including the University of Maryland's Robert H. Smith School of Business and the New Jersey Institute of Technology. More than 200 colleges are working with Pearson to build online learning programmes that improve access to high quality undergraduate and graduate degree programmes.

·
          We partnered with West Virginia University Parkersburg Online to redesign its Developmental Education curriculum using Competency-Based Learning (CBL) modules. Our CourseConnect CBL products will enhance up to
          220 existing courses and will be delivered through OpenClass where we will also provide access to eTextbooks, tutoring and media resources. Other CBL partnerships include Kentucky Community & Technical College System and Northern Arizona University.

·	We launched OpenClass Exchange which includes a collection of complete Open Education Resource college courses from the Open Course Library and a curated catalogue of more than 630,000 items.

·
          We partnered with The Boy Scouts of America, the largest youth organisation in the US with 2.7 million young members and more than 1 million adult volunteers, to create and implement its new digital curriculum.

·
          At our School businesses, revenues were level in the first half of 2013 with state funding pressures, the Federal sequester and the transition to Common Core assessments continuing to make market conditions tough. Declines in state assessment contracts and clinical assessments were offset by gains in national assessment contracts for the PARCC consortium and the federal government's NAEP programme, as well as demand for Connections
          Education's virtual charter schools and Common Core reading/language arts and math programmes.

·
          Actionable data is critical to personalising learning and boosting achievement. Our Schoolnet business aligns assessment, curriculum and other services to help individualise instruction and improve teacher effectiveness.
          PowerSchool helps teachers automate and manage student attendance records, gradebooks and timetables. Schoolnet won a number of significant contracts, including: two new Race to the Top State Instructional
          Improvement System contracts in New York and Maryland, which takes the total number of state system contracts to 7; and new district contracts for Schoolnet assessment, educator development and learning management solutions in Dallas, Texas, and New York City. PowerSchool won new contracts in Charlotte-Mecklenberg, North Carolina, and San Diego, California and its mobile app connecting teachers, students and parents was downloaded by almost 1.6 million users. PowerSchool supported almost 13 million students (in 70 countries), up more than 20% on 2012 while Schoolnet supports 9 million students, up almost 30% on 2012.

·
          The Partnership for Assessment of Readiness for College and Careers (PARCC), a consortium of 20 states, awarded Pearson a further contract to deliver test item tryouts, develop field tests and to provide the online delivery platform using our cloud-based, mobile-ready TestNav8 system for new English and mathematics assessments. The assessments will be based on what students need to be ready for college and careers, and will measure and track their progress along the way. We continued to produce strong growth in secure online testing. In the year-to-date we have delivered more than eleven million secure online tests, up 15% on 2012.

·
          We renewed our contract with the US Department of Education to administer the National Assessment of Educational Progress (NAEP) for the 2013-2017 assessment cycles and won a number of state contract extensions in
          Tennessee, Maryland, Arizona, South Dakota and Oklahoma.

·
          ACT Aspire, a college and career readiness assessment aligned to the Common Core State Standards, successfully launched its first field test on the new TestNav 8 assessment system.   ACT Aspire is a joint venture between
          Pearson and ACT, Inc.  Alabama is the first state to adopt the ACT Aspire system for measuring the Common Core State Standards.

·	Pearson Clinical Assessment launched Q-interactive, a groundbreaking new digital platform for clinicians to access advanced assessment tools on tablets in the US, UK, and Australia.

·
          We announced a partnership with the Los Angeles Unified School District and Apple to deliver next generation digital learning through our Common Core System of Courses across K-12 Mathematics and English Language
          Arts and professional development, initially to 30,000 students.

·
          In school curriculum, we performed well in new adoptions, taking an estimated 32% of new adoptions competed for (or 31% of the total new adoption market which we expect will be similar in size to 2012) with notable success in mathematics in Oklahoma, Georgia and Louisiana; English literature in Alabama; and Social Studies in Oklahoma. In the open territories, New York City adopted our new K-5 balanced literacy programme Ready Gen and our middle school math offering Connected Math programme, while the David Douglas Oregon School District adopted Forward, Pearson's new integrated elementary curriculum. Our new digital reading intervention programme,
          iLit, has performed well in numerous efficacy trials, and we are seeing student achievement gains of as much as 2.5 grade levels of reading improvement in one academic year. Online Learning Exchange (OLE), our online learning environment with curated high-quality, standards-based resources achieved its first state-wide solution sale in North Carolina. The US School publishing market was broadly level in the first five months of the year, according to the Association of American Publishers.

·
          Connections Education, our virtual school operator, had a strong start to the year with paid full-time enrolments growing 26% to 42,100 boosted by the launch of new virtual and blended charter schools. Enrolments in summer school courses grew 42% compared to 2012. In the second half of the year, we will launch 21 new online Career Technical Education Courses for Grades 9-12, which provide students with the academic and technical knowledge and skills they need to pursue their chosen career options, as well as a new virtual school in New Mexico and 2 new blended charter schools (in Michigan and Indiana).

INTERNATIONAL EDUCATION

Our businesses in emerging markets continued to grow revenues strongly in the first half of 2013, supported by good enrolment trends in China and a strong performance in adoptions in South Africa, partially offset by a slower year in our public sistemas in Brazil following national elections in 2012. Our UK business was resilient despite significant curriculum and assessment changes across vocational and general qualifications. Conditions in the rest of the world were much tougher, particularly in Japan, when compared to a strong performance in the first half of 2012 following the 2011 tsunami, and Australia. Key highlights from the first half include:

·
          In English Language Learning, Wall Street English (WSE), Pearson's worldwide chain of English language centres for professionals, opened a new centre in Ho Chi Minh City in Vietnam (and is now present in 28 countries), bringing the total number to 457. Student numbers were broadly level at 192,000. Registered users for ELL digital products grew 115% to 332,000 with MyEnglishLabs registrations up 81% to 164,000 and Our Discovery Island registrations, an online adventure aimed at Primary education, up almost 100% to 115,000. GlobalEnglish and the FT partnered with Nikkei Inc on a 'GlobalEnglish Nikkei edition,' an English language learning service to serve
          English students in the Japanese business community.

·
          More than 530,000 students registered for our MyLab digital learning, homework and assessment programmes, an increase of 11%, with good growth in school, ELT and institutional selling in higher education.

·
          In the United Kingdom, a strong performance in the GCSE and A/AS level qualifications market offset a softer curriculum market anticipating curriculum change. In higher education, we partnered with Leeds Metropolitan
          University to develop a suite of online learning business education courses. In assessment, we marked more than 6.2 million GCSE, A/AS Level and other examinations with more than 90% using onscreen technology and more than 2.7 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2012, and were selected to administer the test until 2016. School Bug Club subscribers grew to 2,300, reaching
          463,000 children. 7,000 primary schools now subscribe to at least one of Pearson Primary online services (33% market penetration).

·
          In China, student enrolments at Wall Street English increased 8% to almost 62,000. Our students rapidly acquire high-level English skills with average grade levels rising by 4% during 2013. Enrolments at Global Education, our test preparation services for English language qualifications, increased 28% to 687,000, through 79 owned and 403 franchised learning centres. In higher education, we launched approximately 100 courses on seven subjects including Chinese, geography, music, history, IT, physics, and English.

·
          In South Africa, we performed strongly in the school publishing market as major curriculum reform began to be implemented. Student enrolments grew strongly at CTI, our universities, up 22% to more than 12,600.

·
          In Brazil, we ended 2012 with 533,000 students in our public and private sistemas (or learning systems) and in the first half of 2013 added 24,000 net students in our three private sistemas, COC, Dom Bosco and Pueri Domus, up 7% on 2012.  Market conditions for public sistemas were tough in this post-election year but our NAME sistema includes the #1 performing lower secondary school in Brazil based on the 2011 IDEB (national public test)
          scores of 3,067 municipalities.  90% of our municipal customers tested 20% above the national standard and 70% of the municipalities that adopted NAME showed improvement in their IDEB scores.

·
          In Mexico, our fully accredited online university partnership, UTEL, reached 3,000 active undergraduate students in 20 undergraduate and 2 graduate programmes and through its services arm, Scala, signed its first 3 agreements to help campus based universities make the transition to online.  2,000 students have completed short duration courses in programmes developed to address corporate and government work force training needs.

·
          In India, our 39 schools admitted more than 5,000 new students with enrolments now totalling more than 25,000; we delivered our first large scale assessment for the Central Board of Secondary Education (CBSE) for 2.4 million students across 12,000 schools; we launched PowerSchool, added 10,000 students; and our multimedia teaching solution Digiclass is now installed in approximately 22,000 classrooms, up more than 60% on 2012. We bought out the minority stake in Tutorvista in February 2013.

·
          In the Middle East, we won a five year contract with the UAE's Ministry of Education to provide leadership training and professional development for 700 current and future Emirati school principals, which we are providing in partnership with the UK's National College for Teaching and Leadership.

·	In Italy, we launched 50 new interactive digital textbooks compatible with any tablet device, helping us to gain market share in the lower secondary school market.

·
          In Australia, market conditions were very tough, particularly in vocational learning. We continue to make good progress developing our digital and services business including significant sales of Secondary School
          Australian Curriculum ebooks and web books and a 6,500 student enterprise implementation of the MyLab suite of products including faculty training.

·
          In Japan, we disposed of our school publishing business, Kirihara, on 1 July 2013 retaining a distribution agreement for our products and services in the market. Pearson Japan will focus on tertiary education, assessments and qualifications and education consulting and services.

·
          In Ghana, Omega Schools, a privately-owned chain of affordable schools, opened 10 new schools and added almost 5,000 students and now runs 20 schools with 11,250 students. Students in Omega Schools score, on average, 27% more in mathematics and English compared to equivalent public schools; with fees, on average, 40% less per student compared to equivalent private schools. The Omega Schools are financed, in part, by our
          Affordable Learning Fund, which invests in private companies that are creating innovative approaches to provide access to high-quality education in some of the poorest communities in the world.

PROFESSIONAL

Our Professional education business is focused on publishing, training, testing and certification for professionals. In the first half, revenues grew well at VUE and TQ. Profits were boosted by the absence of Pearson in Practice and the Certiport acquisition, partly offset by publishing. Key highlights from the first half include:

·
          In professional training, TQ was awarded a five-year contract by Saudi Arabia's Colleges of Excellence to develop and operate three vocational colleges in Saudi Arabia, providing high quality vocational skills and qualifications for more than 8,000 students. The three colleges will open in the second half of 2013 with an expected initial intake of 1,100 students, rising to 8,000 students over time.

·
          IndiaCan's partnership with the Government of Assam to deliver vocational training to more than 600 Grade 9 students across 10 publicly funded schools completed 240-hour skill development programmes in IT/Computer hardware and Retail sales skills that helped reduce drop outs, increase school attendance and improve school grades and student employability. In April 2013, we raised our holding in IndiaCan from 50% to 100%.

·
          Professional testing continued to see good revenue and profit growth with test volumes at Pearson VUE up 8% on 2012 to 4.2 million, with Certiport adding an additional 1.4 million tests, up 9% on 2012. Key contract renewals included tests for Cardiovascular Credentialing International and The American Osteopathic Board of Family Physicians.

·
          We won a number of new contracts for computer-based testing including the State Officer Certification Exam for the Florida Department of Law Enforcement, the Sogo-Tekisei-Kensa aptitude test for SHL-Japan and certification and professional development tests for the Iowa Fire Service Training Bureau.

·
          In professional publishing, challenging market conditions in retail were partially offset by our growing digital and direct businesses.  In particular, we saw substantially increased demand for our video-based training materials both directly and through partners and a strong performance from our Safari Books Online joint venture.

FINANCIAL TIMES GROUP

The Financial Times Group was resilient in the first half, increasing profits despite tough advertising markets. Digital and mobile channels continued to grow well, while our investments in educational products and services are an important area of expansion. Digital and services revenues accounted for 54% of FT Group revenues. Content revenues comprised 64% of revenues, while advertising accounted for 36% of FT Group revenues. Key highlights from the first half include:

·
          The Financial Times continued strong progress in transforming its business model, driving digital, content and subscription revenues. Digital subscriptions grew 14% year on year to over 343,000 and total paid circulation was 602,000, a modest increase on 2012. We continue to invest to shift resources from analogue to digital and have further reduced leased printing capacity globally since 30 June 2012 from 21 to 19 sites.

·
          Mobile readership continued to grow sharply, with over half of all FT.com subscriber consumption, more than a third of total page views and 24% of new digital subscriptions coming through mobile devices.

·
          New products and innovations have strengthened our digital offering and driven engagement. A redesign of the award-winning FT web app, which now has over 4 million users, contributed to a 33% increase in the amount of content subscribers consume in the app. In May, the FT launched fastFT, an original and dynamic service that provides market-moving news and views 24 hours a day across all devices, with over half of users coming through mobile devices.

·
          The FT Non-Executive Director (NED) Diploma, the first post-graduate course designed specifically to train independent non-executive directors, was extended to Hong Kong in June which has helped to increase overall global enrolment on the programme by 36% year to date against 2012.

·
          Digital subscriptions at Investors Chronicle increased 45% to 11,528 while print subscriptions grew 7% to 21,245. Just two months after launching, Money-Media's Financial Advisor IQ was named one of the highest rated digital news sources in its market. Medley Global Advisors had a strong first half, with high renewal rates and a significant number of new hedge fund clients across the globe, particularly in Canada, Brazil, and the US, helped by the strong performance of most asset markets and high demand for MGA's analysis of central bank policy in the US, Europe, China and Japan.

·
          Mergermarket continued to grow despite a challenging M&A market, with strong performances from Debtwire and mergermarket. New product launches included FT Remark, a bespoke research offering and joint venture with FT.com, Debtwire Analytics for North America, Europe and Asia Pacific, and Infinata's Retirement PlanVision for pension-focused advisors and asset managers in the US.

·
          Pearson has initiated a process to explore a possible sale of Mergermarket, the financial intelligence, data and analysis business. This process is at an early stage and there is no certainty that it will lead to a transaction.
          Pearson has appointed J.P. Morgan Cazenove to advise on the process.

·
          The Economist Group, in which Pearson owns a 50% stake, has seen strong growth in its digital revenues, which made up 39% of total revenues for the 12 months to 31 March 2013. Non-advertising revenues now comprise
          60% of the total, up from just 44% five years ago. Print advertising revenue declines and long term investments in Asia and the Economist Intelligence Unit are likely to reduce earnings this year.

PENGUIN

The merger of Penguin and Random House was completed on 1 July 2013. Bertelsmann owns 53% of the merged business and Pearson owns 47%. Penguin Random House is the first truly global consumer publishing company.

In market conditions that remained challenging, Penguin had a good start to the year with market share gains and a strong bestseller performance in all major territories reflecting a stronger publishing schedule in the first half. Key highlights from the first half include:

·
          In the US, we published 148 New York Times bestsellers (132 in 2012).  Highlights included Khaled Hosseini's And the Mountains Echoed; Entwined with You, the latest instalment of Sylvia Day's Crossfire trilogy; Dead Ever
          After from Charlaine Harris as well as new titles from bestselling authors including John le Carré, Nora Roberts, John Sandford and Harlan Coben.

·
          In the UK, we had 48 Bookscan bestsellers (47 in 2012).  Highlights included Sylvia Day's Entwined with You; Marian Keyes' The Mystery of Mercy Close; John le Carré's A Delicate Truth; Daniel Kahneman's Thinking, Fast
          and Slow along with the only official biography of Margaret Thatcher, Thatcher, from Charles Moore.

·
          In Australia, we gained share in challenging market conditions boosted by Jamie Oliver's Jamie's 15 Minute Meals which held the number one slot on the Bookscan non-fiction chart for 26 weeks.  Penguin also led the children's market with bestsellers from Jeff Kinney, Richelle Mead, John Green and Kami Garcia & Margaret Stohl.

··
          In Children's, Penguin and DK grew their children's businesses globally.  In the US, John Green's The Fault in Our Stars, has remained on the New York Times bestseller list for a total of 75 weeks since publication. Penguin had bestsellers with some of the UK's most loved Children's brands Peppa Pig, Moshi Monsters and Jeff Kinney's Wimpy Kid. The Peter Rabbit animated series, developed in partnership with Silvergate Media, aired on
          Nickelodeon and CBeebies in the first half of the year.

·
          DK grew market share globally, boosted by its LEGO® publishing with LEGO® Ninjago spending a total of 23 weeks on the New York Times list. In July, DK announced a new licensing partnership with DeLiSo to bring
          Sophie la Girafe to life with a range of board books and apps.

·	eBook revenue grew strongly and accounted for 21% of Penguin's global revenue (19% in 2012), and 33% in the US (31% in 2012).

·
          In self-publishing, Author Solutions performed well helping more than 13,000 authors to publish titles in the first half of 2013. In February, Penguin India launched Partridge, a new self-publishing imprint, in partnership with
          Author Solutions.

·
          In India, we grew strongly with titles from Ravinder Singh and Durjoy Datta.  In China, we introduced global children's brand Peppa Pig, the first brand launched under Ladybird in Chinese. In Brazil, Companhia das Letras published Para sempre sua, the Portuguese edition of Sylvia Day's latest release along with Lean In by Sheryl Sandberg.

·
          For the second half of 2013, Penguin Random House has a strong publishing list with major new books from authors including Elizabeth Gilbert, John Grisham, Janet Evanovich, Danielle Steel, Nora Roberts, Sue Grafton, Jo
          Nesbo, A. Scott Berg and Eric Schlosser in the US, and Jamie Oliver, Helen Fielding, Jennifer Saunders, Conn Iggulden, Mary Berry, David Jason and Jeff Kinney in the UK. DK will continue to expand its LEGO® range and
          Brady Games will publish GTA V.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

FINANCIAL REVIEW

Operating result

On a headline basis, sales from continuing operations for the six months to 30 June 2013 increased by £101m or 5% from £2,142m for the first six months of 2012 to £2,243m for the equivalent period in 2013. Total adjusted operating profit decreased by £49m or 26% from £186m in the first six months of 2012 to £137m in 2013. The majority of this variance is due to restructuring costs in the first half of 2013 of £37m (offset by benefits estimated at £8m).

On an underlying basis, sales from continuing operations were up 1% in 2013 compared to 2012 and total adjusted operating profit declined by 38%. Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. In 2013, currency movements increased sales by £37m (2%) and adjusted operating profit by £1m (1%). Portfolio changes increased sales by £50m (2%) and adjusted operating profit by £25m (11%).

Adjusted operating profit excludes intangible amortisation and impairment, acquisition related costs and other gains and losses arising from acquisitions and disposals. Statutory operating profit decreased by £32m or 62% from £52m in 2012 to £20m in 2013. The decrease reflects the fall in adjusted operating profit but is offset by reduced intangible charges. In 2012 intangible charges included an accelerated write-down of £21m relating to intangibles in our Professional business relating to Pearson in Practice.

Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on 1 July 2013 and from that point, Pearson no longer controls the Penguin Group of companies but will equity account for its 47% associate interest in the new Penguin Random House venture. The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at 30 June 2013 and 31 December 2012 and the results for both 2012 and 2013 have been included in discontinued operations. Also included in discontinued operations are the costs associated with the formation of the Penguin Random House venture including costs associated with the settlement of litigation related to the agency arrangements for eBooks.

Net finance costs

Net interest payable to 30 June 2013 was £33m, up from £29m in the first half of 2012.  This increase is mainly due to higher levels of average net debt in the period.

Finance costs relating to retirement benefits have been restated to reflect the adoption of IAS 19 (revised) and were £2m in the first half of 2013 compared to £1m in the prior period. Finance costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the new presentation does not reflect the economic substance of the underlying assets and liabilities.

Also included in the statutory definition of net finance costs are finance costs on put options associated with acquisitions, foreign exchange and other gains and losses. Finance costs for put options are excluded from adjusted earnings as they relate to the future potential acquisition of minority interests and don't reflect cash expended. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In the period to 30 June 2013, the total of these items excluded from adjusted earnings was a gain of £11m compared to a gain of £6m in the period to 30 June 2012. The gain in 2013 and 2012 relates to foreign exchange differences on unhedged US dollar cash and cash equivalents.

Taxation

Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax charge on statutory earnings for the six months to 30 June 2013 was a £6m credit compared to a charge of £8m in the period to 30 June 2012. The charge reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate on adjusted earnings for the six months to 30 June 2013 is 24.0%. This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. The benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £252m at 30 June 2013 compares to a loss at 30 June 2012 of £89m and is principally due to movements in the US dollar. A significant proportion of the group's operations are based in the US and the US dollar strengthened in 2013 from an opening rate of £1:$1.63 to a closing rate at the end of June 2013 of £1:$1.52. At the end of June 2012 the US dollar had weakened slightly in comparison to the opening rate moving from £1:$1.55 to £1:$1.57.

Also included in other comprehensive income in 2013 is an actuarial gain of £100m in relation to post retirement plans. This gain arises from changes in the assumptions used to value the liabilities and from returns on plan assets that are in excess of the discount rate. The gain compares to an actuarial gain at 30 June 2012 of £65m.

Non-controlling interest

There are non-controlling interests in the group's businesses in South Africa, China and India although none of these are material to the group numbers.

Pensions

Pearson operates a variety of pension plans. Our UK group plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits after restating 2012 figures for IAS 19 (revised) and including discontinued operations amounted to £60m in the period to 30 June 2013 (30 June 2012: £55m) of which a charge of £58m (30 June 2012: £54m) was reported in adjusted operating profit and £2m (30 June 2012: £1m) was reported against other net finance costs.

The overall deficit on the UK group plan of £19m at the end of 2012 has become a surplus of £99m at 30 June 2013. The movement has arisen principally due to a favourable movement in the discount rate and other assumptions used to value the liabilities together with continuing asset returns and deficit funding. In total, our worldwide deficit in respect of pensions and other post retirement benefits fell from a deficit of £172m at the end of 2012 to a net deficit of £37m at the end of June 2013.

Dividends

The dividend accounted for in the six months to 30 June 2013 is the final dividend in respect of 2012 of 30.0p. An interim dividend for 2013 of 16.0p was approved by the Board in July 2013 and will be accounted for in the second half of 2013.

Principal risks and uncertainties

We conduct regular reviews to identify risk factors which may affect our business or financial performance. Our internal audit function facilitates risk reviews with each business, shared service operations and corporate functions, identifying measures to mitigate these risks. The principal risks and uncertainties have not changed from those detailed in the 2012 Annual Report and are summarised below:

We operate in markets which are dependent on Information Technology systems and technological change. Our education, business information and book publishing businesses will be impacted by the rate of and state of technological change, including the digital revolution and other disruptive technologies.

Our US educational solutions and assessment businesses and our UK training businesses may be adversely affected by changes in government funding resulting from either general economic conditions, changes in government educational funding, programmes, policy decisions, legislation and/or changes in the procurement processes.

Global economic conditions may adversely impact our financial performance. A significant deterioration in Group profitability and/or cash flow caused by prolonged economic instability could reduce our liquidity and/or impair our financial ratios, and trigger a need to raise additional funds from the capital markets and/or renegotiate our banking covenants.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuation could adversely affect our earnings and the strength of our balance sheet.

If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.

Our investment into inherently riskier emerging markets is growing and the returns may be lower than anticipated.

Failure to comply with data privacy regulations and standards or weakness in internet security could result in a major data privacy breach causing reputational damage to our brands and financial loss.

A control breakdown or service failure in our school assessment businesses could result in financial loss and reputational damage. Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations could lead to goodwill and intangible asset impairments.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our business.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2013

		2013	2012	2012
all figures in £ millions	Note	half year	half year	full year
			restated	restated

Continuing operations

Sales	2	2,243	2,142	5,059
Cost of goods sold		(1,026)	(984)	(2,224)
Gross profit		1,217	1,158	2,835

Operating expenses		(1,206)	(1,114)	(2,220)
Loss on closure of subsidiary		-	-	(113)
Share of results of joint ventures and associates		9	8	9
Operating profit	2	20	52	511

Finance costs	3	(62)	(39)	(115)
Finance income	3	38	15	19
(Loss) / profit before tax	4	(4)	28	415
Income tax	5	6	(8)	(144)
Profit for the period from continuing operations		2	20	271

Discontinued operations

(Loss) / profit for the period from discontinued operations	8	(11)	15	43

(Loss) / profit for the period		(9)	35	314

Attributable to:
Equity holders of the company		(8)	36	311
Non-controlling interest		(1)	(1)	3

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	(1.0)p	4.5p	38.7p
Diluted	6	(1.0)p	4.5p	38.6p

Earnings per share from continuing operations (in pence per share)
Basic	6	0.4p	2.6p	33.3p
Diluted	6	0.4p	2.6p	33.3p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2013

	2013	2012	2012
all figures in £ millions	half year	half year	full year
		restated	restated

(Loss) / profit for the period	(9)	35	314

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	252	(89)	(238)
Attributable tax	14	2	1

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations	100	65	(103)
Attributable tax	(33)	(15)	50

Other comprehensive income / (expense) for the period	333	(37)	(290)

Total comprehensive income / (expense) for the period	324	(2)	24

Attributable to:
Equity holders of the company	327	(1)	23
Non-controlling interest	(3)	(1)	1

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2013

		2013	2012	2012
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		335	381	327
Intangible assets	11	6,564	6,276	6,218
Investments in joint ventures and associates		19	63	15
Deferred income tax assets		261	283	229
Financial assets - Derivative financial instruments		125	186	174
Retirement benefit assets		99	119	-
Other financial assets		100	32	31
Trade and other receivables		88	174	79
Non-current assets		7,591	7,514	7,073

Intangible assets - Pre-publication		773	683	666
Inventories		297	452	261
Trade and other receivables		1,164	1,322	1,104
Financial assets - Derivative financial instruments		13	7	4
Financial assets - Marketable securities		6	8	6
Cash and cash equivalents (excluding overdrafts)		596	1,002	1,062
Current assets		2,849	3,474	3,103
Assets classified as held for sale	13	1,246	-	1,172

Total assets		11,686	10,988	11,348

Financial liabilities - Borrowings		(2,259)	(2,068)	(2,010)
Financial liabilities - Derivative financial instruments		(39)	(1)	-
Deferred income tax liabilities		(696)	(615)	(601)
Retirement benefit obligations		(136)	(165)	(172)
Provisions for other liabilities and charges		(97)	(102)	(110)
Other liabilities	12	(241)	(249)	(282)
Non-current liabilities		(3,468)	(3,200)	(3,175)

Trade and other liabilities	12	(1,390)	(1,455)	(1,556)
Financial liabilities - Borrowings		(414)	(312)	(262)
Current income tax liabilities		(256)	(188)	(291)
Provisions for other liabilities and charges		(33)	(37)	(38)
Current liabilities		(2,093)	(1,992)	(2,147)
Liabilities classified as held for sale	13	(353)	-	(316)

Total liabilities		(5,914)	(5,192)	(5,638)

Net assets		5,772	5,796	5,710

Share capital		204	204	204
Share premium		2,559	2,551	2,555
Treasury shares		(130)	(131)	(103)
Reserves		3,120	3,155	3,030
Total equity attributable to equity holders of the company		5,753	5,779	5,686
Non-controlling interest		19	17	24
Total equity		5,772	5,796	5,710

The condensed consolidated financial statements were approved by the Board on 25 July 2013.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2013

	Equity attributable to the equity holders of the company						Non- controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2013 half year
At 1 January 2013	204	2,555	(103)	128	2,902	5,686	24	5,710
Total comprehensive income	-	-	-	254	73	327	(3)	324
Equity-settled transactions	-	-	-	-	21	21	-	21
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	4	-	-	-	4	-	4
Purchase of treasury shares	-	-	(46)	-	-	(46)	-	(46)
Release of treasury shares	-	-	19	-	(19)	-	-	-
Put options over non-controlling interest	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	3	3	(1)	2
Dividends	-	-	-	-	(242)	(242)	(1)	(243)
At 30 June 2013	204	2,559	(130)	382	2,738	5,753	19	5,772
2012 half year
At 1 January 2012	204	2,544	(149)	364	2,980	5,943	19	5,962
Total comprehensive income	-	-	-	(89)	88	(1)	(1)	(2)
Equity-settled transactions	-	-	-	-	15	15	-	15
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	7	-	-	-	7	-	7
Purchase of treasury shares	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	18	-	(18)	-	-	-
Put options over non-controlling interest	-	-	-	-	40	40	-	40
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(225)	(225)	(1)	(226)
At 30 June 2012	204	2,551	(131)	275	2,880	5,779	17	5,796

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2013

	Equity attributable to the equity holders of the company						Non- controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2012 full year
At 1 January 2012	204	2,544	(149)	364	2,980	5,943	19	5,962
Total comprehensive income	-	-	-	(236)	259	23	1	24
Equity-settled transactions	-	-	-	-	32	32	-	32
Tax on equity-settled transactions	-	-	-	-	(6)	(6)	-	(6)
Issue of ordinary shares under share option schemes	-	11	-	-	-	11	-	11
Purchase of treasury shares	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	46	-	(46)	-	-	-
Put options over non-controlling interest	-	-	-	-	39	39	-	39
Changes in non-controlling interest	-	-	-	-	(10)	(10)	6	(4)
Dividends	-	-	-	-	(346)	(346)	(2)	(348)
At 31 December 2012	204	2,555	(103)	128	2,902	5,686	24	5,710

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2013

		2013	2012	2012
all figures in £ millions	note	half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	17	(161)	(131)	916
Interest paid		(32)	(26)	(75)
Tax paid		(102)	(67)	(65)
Net cash (used in) / generated from operating activities		(295)	(224)	776

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(28)	(121)	(716)
Acquisition of joint ventures and associates		(4)	(30)	(39)
Purchase of investments		(67)	(8)	(10)
Purchase of property, plant and equipment		(47)	(48)	(78)
Purchase of intangible assets		(33)	(25)	(73)
Disposal of subsidiaries, net of cash disposed		(33)	-	(11)
Proceeds on disposal of associates		1	-	-
Proceeds from sale of property, plant and equipment		1	1	1
Proceeds from sale of intangible assets		-	-	3
Proceeds from sale of liquid resources		5	-	23
Investment in liquid resources		(7)	-	(19)
Interest received		4	5	9
Dividends received from joint ventures and associates		1	5	27
Net cash used in investing activities		(207)	(221)	(883)

Cash flows from financing activities
Proceeds from issue of ordinary shares		4	7	11
Purchase of treasury shares		(46)	-	-
Proceeds from borrowings		519	317	327
Proceeds from sale of liquid resources		1	1	-
Liquid resources acquired		-	-	(1)
Repayment of borrowings		(225)	-	-
Finance lease principal payments		(8)	(5)	(8)
Dividends paid to company's shareholders		(242)	(225)	(346)
Dividends paid to non-controlling interests		(1)	(1)	(2)
Transactions with non-controlling interests		(37)	-	(4)
Net cash (used in) / generated from financing activities		(35)	94	(23)

Effects of exchange rate changes on cash and cash equivalents		54	(8)	(24)
Net decrease in cash and cash equivalents		(483)	(359)	(154)

Cash and cash equivalents at beginning of period		1,137	1,291	1,291
Cash and cash equivalents at end of period		654	932	1,137

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2013

1.	Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34 'Interim Financial Reporting' as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2012 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the group in the current period there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2012 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The Group adopted IAS 19 'Employee Benefits (revised 2011)' for the year ended 31 December 2013. The amendments affecting the Group are changes to the calculation of the net interest and service cost components of post-retirement benefits. The 2012 figures have been restated using IAS 19 (revised), resulting in an increase in service cost of £4m for the year (£2m for the six months ended 30 June 2012) and an increase in net finance costs of £15m for the year (£7m for the six months ended 30 June 2012). The 2012 Annual Report refers to other new standards that the group has adopted from 1 January 2013. These do not have a material impact on the consolidated financial statements.

The group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the group's accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2012 Annual Report.

The financial information for the year ended 31 December 2012 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2012 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2013 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

2.	Segment information

The group is organised into the following business segments: North American Education; International Education; Professional and the Financial Times Group (FT Group). The results of the Penguin segment are shown as discontinued in both 2012 and 2013.

	2013	2012	2012
all figures in £ millions	half year	half year	full year
		restated	restated

Sales
North American Education	1,102	1,022	2,658
International Education	736	724	1,568
Professional	188	180	390
Pearson Education	2,026	1,926	4,616
FT Group	217	216	443
Sales - continuing operations	2,243	2,142	5,059
Sales - discontinued operations	513	441	1,053
Total sales	2,756	2,583	6,112

Adjusted operating profit
North American Education	13	62	536
International Education	50	72	214
Professional	20	9	37
Pearson Education	83	143	787
FT Group	26	21	47
Adjusted operating profit - continuing operations	109	164	834
Adjusted operating profit - discontinued operations	28	22	98
Total adjusted operating profit	137	186	932

Included in total adjusted operating profit above are restructuring costs of £37m offset by estimated net benefits in the period of £8m.

In addition to the external sales above the North American business made inter-segment sales to the other education businesses of £nil (2012 half year: £2m, 2012 full year: £5m), the International Education business made inter-segment sales to the North American business of £1m (2012 half year: £nil, 2012 full year: £1m) and the Professional business made inter-segment sales to the other education businesses of £1m (2012 half year: £6m, 2012 full year: £12m).

Adjusted operating profit is one of Pearson's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the group.

Charges relating to intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

2.	Segment information continued

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Group	Continuing	Discontinued	Total
all figures in £ millions

2013 half year

Adjusted operating profit	13	50	20	26	109	28	137
Other net gains and losses	-	-	-	-	-	(46)	(46)
Acquisition costs	(1)	(2)	-	-	(3)	-	(3)
Intangible charges	(47)	(32)	(5)	(2)	(86)	-	(86)
Operating profit	(35)	16	15	24	20	(18)	2

2012 half year (restated)

Adjusted operating profit	62	72	9	21	164	22	186
Other net gains and losses	-	-	-	-	-	-	-
Acquisition costs	(3)	(5)	(1)	(3)	(12)	-	(12)
Intangible charges	(32)	(37)	(29)	(2)	(100)	-	(100)
Operating profit	27	30	(21)	16	52	22	74

2012 full year (restated)

Adjusted operating profit	536	214	37	47	834	98	932
Other net gains and losses	-	-	(123)	-	(123)	(32)	(155)
Acquisition costs	(7)	(8)	(1)	(4)	(20)	(1)	(21)
Intangible charges	(66)	(73)	(37)	(4)	(180)	(3)	(183)
Operating profit	463	133	(124)	39	511	62	573

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the group operating profit.

In the second half of 2012 and the first half of 2013, the other gains and losses in discontinued operations relate to the formation of Penguin Random House. These amounts include provisions for the settlement of litigation associated with the agency arrangements for eBooks.  Also included in other net gains and losses in the second half of 2012 in the Professional segment was the loss on closure of Pearson in Practice (£113m) and an impairment loss on a joint venture (£10m).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

3.	Net finance costs

	2013	2012	2012
all figures in £ millions	half year	half year	full year
		restated	restated

Net interest payable	(33)	(29)	(65)
Finance costs in respect of retirement benefits	(2)	(1)	(2)
Finance costs of put options and deferred consideration associated with acquisitions	-	(1)	(27)
Net foreign exchange gains	20	9	1
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	-	(1)	(1)
Other gains / (losses) on financial instruments not in a hedging relationship:
- derivatives	(9)	(1)	(2)
Net finance costs	(24)	(24)	(96)

Analysed as:
Finance costs	(62)	(39)	(115)
Finance income	38	15	19
Net finance costs	(24)	(24)	(96)

Analysed as:
Net interest payable	(33)	(29)	(65)
Other net finance income / (costs)	9	5	(31)
Net finance costs	(24)	(24)	(96)

Net finance costs classified as other net finance income / costs are excluded in the calculation of our adjusted earnings.

We have excluded finance costs relating to retirement benefits as we believe the new presentation under IAS 19 (revised) does not reflect the economic substance of the underlying assets and liabilities and we have excluded the finance costs of put options and deferred consideration as they relate to future earn outs and similar payments on acquisitions and do not reflect cash expended.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

4.	Profit before tax

		2013	2012	2012
all figures in £ millions	note	half year	half year	full year
			restated	restated

( Loss) / profit before tax - continuing operations		(4)	28	415
Intangible charges	2	86	100	180
Acquisition costs	2	3	12	20
Other gains and losses	2	-	-	123
Other net finance (income) / costs	3	(9)	(5)	31
Adjusted profit before tax - continuing operations		76	135	769
Adjusted profit before tax - discontinued operations		28	22	98
Total adjusted profit before tax		104	157	867

5.	Income tax

	2013	2012	2012
all figures in £ millions	half year	half year	full year
		restated	restated

Income tax benefit / (charge) - continuing operations	6	(8)	(144)
Tax benefit on intangible charges	(28)	(30)	(54)
Tax benefit on acquisition costs	(1)	(4)	(5)
Tax (benefit) / charge on other gains and losses	-	-	-
Tax charge / (benefit) on other net finance income	2	2	(1)
Tax amortisation benefit on goodwill and intangibles	5	8	36
Adjusted income tax charge - continuing operations	(16)	(32)	(168)
Adjusted income tax charge - discontinued operations	(9)	(7)	(32)
Total adjusted income tax charge	(25)	(39)	(200)
Tax rate reflected in adjusted earnings	24.0%	25.0%	23.1%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

6.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2013	2012	2012
all figures in £ millions	half year	half year	full year
		restated	restated

Profit for the period from continuing operations	2	20	271
Non-controlling interest	1	1	(3)
Earnings from continuing operations	3	21	268
(Loss) / profit for the year from discontinued operations	(11)	15	43
Non-controlling interest	-	-	-
Earnings	(8)	36	311

Weighted average number of shares (millions)	807.0	802.0	804.3
Effect of dilutive share options (millions)	1.0	1.3	1.3
Weighted average number of shares (millions) for diluted earnings	808.0	803.3	805.6

Earnings per share from continuing and discontinued operations
Basic	(1.0)p	4.5p	38.7p
Diluted	(1.0)p	4.5p	38.6p

Earnings per share from continuing operations
Basic	0.4p	2.6p	33.3p
Diluted	0.4p	2.6p	33.3p

7.	Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

7.	Adjusted earnings per share continued

		Statutory income statement	Re- analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2013 half year
Operating profit	2	20	28	-	3	86	-	-	137

Net finance costs	3	(24)	-	-	-	-	(9)	-	(33)
Profit before tax	4	(4)	28	-	3	86	(9)	-	104
Income tax	5	6	(9)	-	(1)	(28)	2	5	(25)
Profit for the period - continuing		2	19	-	2	58	(7)	5	79

Profit for the year - discontinued	8	(11)	(19)	31	-	-	(1)	-	-

Profit for the year		(9)	-	31	2	58	(8)	5	79

Non-controlling interest		1	-	-	-	-	-	-	1

Earnings		(8)	-	31	2	58	(8)	5	80

Weighted average number of shares (millions)									807.0

Adjusted earnings per share									9.9p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

7.	Adjusted earnings per share continued

		Statutory income statement	Re- analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2012 half year (restated)
Operating profit	2	52	22	-	12	100	-	-	186

Net finance costs	3	(24)	-	-	-	-	(5)	-	(29)
Profit before tax	4	28	22	-	12	100	(5)	-	157
Income tax	5	(8)	(7)	-	(4)	(30)	2	8	(39)
Profit for the year - continuing		20	15	-	8	70	(3)	8	118

Profit for the year - discontinued	8	15	(15)	-	-	-	-	-	-

Profit for the year		35	-	-	8	70	(3)	8	118

Non-controlling interest		1	-	-	-	-	-	-	1

Earnings		36	-	-	8	70	(3)	8	119

Weighted average number of shares (millions)									802.0

Adjusted earnings per share									14.8p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

7.	Adjusted earnings per share continued

		Statutory income statement	Re- analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2012 full year (restated)
Operating profit	2	511	98	123	20	180	-	-	932

Net finance costs	3	(96)	-	-	-	-	31	-	(65)
Profit before tax	4	415	98	123	20	180	31	-	867
Income tax	5	(144)	(32)	-	(5)	(54)	(1)	36	(200)
Profit for the year - continuing		271	66	123	15	126	30	36	667

Profit for the year - discontinued	8	43	(66)	20	1	2	-	-	-

Profit for the year		314	-	143	16	128	30	36	667

Non-controlling interest		(3)	-	-	-	-	-	-	(3)

Earnings		311	-	143	16	128	30	36	664

Weighted average number of shares (millions)									804.3

Adjusted earnings per share									82.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

8.	Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The agreement results in the group losing control of Penguin and the results of the Penguin business have therefore been classified as held for sale at 31 December 2012 and at 30 June 2013. The results for both 2012 and 2013 have been included in discontinued operations.

The transaction completed on 1 July 2013 and Pearson will equity account for its 47% associate interest in Penguin Random House from that point.

The sales and profit for the year for discontinued operations are analysed below.

	2013	2012	2012
all figures in £ millions	half year	half year	full year

Sales by discontinued operations	513	441	1,053

Operating profit included in adjusted earnings	28	22	98
Intangible amortisation	-	-	(3)
Acquisition costs	-	-	(1)
Costs relating to the formation of Penguin Random House	(46)	-	(32)
Finance income	1	-	-
(Loss) / profit before tax	(17)	22	62
Attributable tax benefit / (expense)	6	(7)	(19)
(Loss) / profit for the year - discontinued operations	(11)	15	43

Operating profit included in adjusted earnings	28	22	98
Finance income	-	-	-
Attributable tax expense	(9)	(7)	(32)
Profit for the year included in adjusted earnings	19	15	66
Intangible amortisation	-	-	(3)
Attributable tax benefit	-	-	1
Acquisition costs	-	-	(1)
Attributable tax benefit	-	-	-
Costs relating to the formation of Penguin Random House	(46)	-	(32)
Attributable tax benefit	15	-	12
Other net finance income	1	-	-
Attributable tax benefit	-	-	-
(Loss) / profit for the year - discontinued operations	(11)	15	43

Included within the costs relating to the formation of Penguin Random House are amounts in respect of the settlement of litigation related to the agency arrangements for eBooks.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

9.	Dividends

	2013	2012	2012
all figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	242	225	346

The directors are proposing an interim dividend of 16.0p per equity share, payable on 13 September 2013 to shareholders on the register at the close of business on 16 August 2013. This interim dividend, which will absorb an estimated £131m of shareholders' funds, has not been included as a liability as at 30 June 2013.

10.	Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2013	2012	2012
	half year	half year	full year

Average rate for profits	1.53	1.58	1.59
Period end rate	1.52	1.57	1.63

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

11.	Intangible assets

	2013	2012	2012
all figures in £ millions	half year	half year	full year

Goodwill	5,244	5,161	5,077
Other intangibles	1,320	1,115	1,141
Total intangibles	6,564	6,276	6,218

12.	Trade and other liabilities

	2013	2012	2012
all figures in £ millions	half year	half year	full year

Trade payables	(210)	(336)	(337)
Accruals	(448)	(442)	(470)
Deferred income	(692)	(627)	14)
Other liabilities	(281)	(299)	(317)
Trade and other liabilities	(1,631)	(1,704)	(1,838)

Analysed as:
Trade and other liabilities - current	(1,390)	(1,455)	(1,556)
Other liabilities - non-current	(241)	(249)	(282)
Total trade and other liabilities	(1,631)	(1,704)	(1,838)

The deferred income balance comprises principally multi year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment and testing businesses; subscription income in school, college, newspaper and financial information businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

13.	Held for sale

Assets classified as held for sale relate to Penguin (see also note 8).

	2013	2012	2012
all figures in £ millions	half year	half year	full year

Property and equipment	47	-	40
Intangible assets	423	-	404
Investments in joint ventures and associates	27	-	27
Deferred income tax assets	45	-	38
Other financial assets	1	-	1
Trade and other receivables	443	-	451
Intangible assets - Pre-publication	20	-	16
Inventories	94	-	80
Cash and cash equivalents (excluding overdrafts)	146	-	115
Assets classified as held for sale	1,246	-	1,172

Financial liabilities - Borrowings	(11)	-	(7)
Deferred income tax liabilities	(20)	-	(20)
Retirement benefit obligations	(28)	-	(26)
Provisions for liabilities and charges	(67)	-	(29)
Trade and other liabilities	(227)	-	(234)
Liabilities classified as held for sale	(353)	-	(316)

Net assets classified as held for sale	893	-	856

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

14.	Business combinations

There were no significant acquisitions in the first six months of 2013. Prior period adjustments have been made in respect of acquisitions in 2012 and include the recognition of intangibles on the EmbanetCompass acquisition.

Provisional values for the assets and liabilities arising from acquisitions completed in the period together with adjustments to prior year acquisitions are set out below.

	Current period	Prior year	Total
all figures in £ millions

Property, plant and equipment	2	(1)	1
Intangible assets	4	203	207
Trade and other receivables	6	2	8
Trade and other liabilities	(7)	-	(7)
Net deferred income tax liabilities	3	(67)	(64)
	8	137	145
Goodwill	19	(135)	(116)
Fair value of previously held interest arising on stepped acquisition	(7)	-	(7)
Total	20	2	22
Satisfied by:
Cash	(19)	-	(19)
Deferred consideration	(1)	-	(1)
Net prior year adjustments	-	(2)	(2)
Total consideration	(20)	(2)	(22)

The net cash outflow on acquisitions in the period is shown in the table below:

Total
all figures in £ millions

Cash - Current period acquisitions	(19)
Deferred payments for prior year acquisitions and other items	(6)
Cash and cash equivalents acquired	-
Acquisition costs paid	(3)
Net cash outflow on acquisitions	(28)

In total, acquisitions completed in the period contributed an additional £5m of sales but did not contribute a material amount to operating profit. There would not have been a material difference to either sales or profits had the acquisitions completed on 1 January 2013.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

15.	Net debt

	2013	2012	2012
all figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	125	186	174
Current assets
Derivative financial instruments	13	7	4
Marketable securities	6	8	6
Cash and cash equivalents (excluding overdrafts)	596	1,002	1,062
Non-current liabilities
Borrowings	(2,259)	(2,068)	(2,010)
Derivative financial instruments	(39)	(1)	-
Current liabilities
Borrowings	(414)	(312)	(262)
Derivative financial instruments	-	-	-
Net debt - continuing operations	(1,972)	(1,178)	(1,026)
Net cash classified as held for sale	135	-	108
Total net debt	(1,837)	(1,178)	(918)

In May 2013, Pearson issued $500m 3.25% Notes due in 2023 and applied the proceeds to repay its $350m 5.5% Notes due in 2013 at their maturity. The additional proceeds will be used for general corporate purposes and to maintain an adequate level of liquidity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

16.	Classification of assets and liabilities measured at fair value
	----Level 2----			-Level 3-
	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
all figures in £ millions

Investment in unlisted securities	-	-	-	100	-	100
Marketable securities	6	-	-	-	-	6
Derivative financial instruments	-	138	-	-	-	138
Total financial assets held at fair value - continuing	6	138	-	100	-	244

Classified as held for sale:
Investments in unlisted securities	-	-	-	1	-	1
Total financial assets held at fair value	6	138	-	101	-	245

Derivative financial instruments	-	(39)	-	-	-	(39)
Put options over non-controlling interest	-	-	-	-	(38)	(38)
Total financial liabilities held at fair value	-	(39)	-	-	(38)	(77)

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the period.

The market value of Pearson's bonds is £2,382m compared to their carrying value of £2,359m. For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities are shown in the table below:

	Investments in	Put options over
all figures in £ millions	unlisted securities	non-controlling interest

At 1 January 2013	32	(68)
Exchange differences	2	6
Additions	67	-
Fair value movements	-	-
Settlements	-	24
At 30 June 2013	101	(38)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

17.	Cash flows

		2013	2012	2012
all figures in £ millions	note	half year	half year	full year
			restated	restated

Reconciliation of profit for the period to net cash (used in) / generated from operations
(Loss) / profit for the period		(9)	35	314
Income tax		(12)	15	163
Depreciation, amortisation and impairment charges		159	166	317
Loss on sale of property, plant and equipment (PPE)		2	-	-
Loss on sale / closure of subsidiaries		-	-	113
Costs relating to the formation of Penguin Random House		46	-	32
Acquisition costs		3	12	21
Net finance costs		23	24	96
Share of results of joint ventures and associates		(9)	(8)	(9)
Share-based payment costs		21	15	32
Net foreign exchange adjustment		-	2	(21)
Pre-publication		(73)	(39)	(55)
Inventories		(33)	(51)	49
Trade and other receivables		19	35	(94)
Trade and other liabilities		(255)	(306)	-
Retirement benefit obligations		(45)	(27)	(37)
Provisions		2	(4)	(5)
Net cash (used in) / generated from operations		(161)	(131)	916

Dividends from joint ventures and associates		1	5	27
Net purchase of PPE including finance lease principal payments		(54)	(52)	(85)
Purchase of intangible assets		(33)	(25)	(70)
Operating cash flow		(247)	(203)	788
Operating tax paid		(102)	(67)	(65)
Net operating finance costs paid		(28)	(21)	(66)
Free cash flow		(377)	(291)	657
Dividends paid (including to non-controlling interests)		(243)	(226)	(348)
Net movement of funds from operations		(620)	(517)	309
Acquisitions and disposals (net of tax)		(168)	(159)	(780)
Purchase of treasury shares		(46)	-	-
New equity		4	7	11
Other movements on financial instruments		(18)	(9)	-
Net movement of funds		(848)	(678)	(460)
Exchange movements on net debt		(71)	(1)	41
Total movement in net debt		(919)	(679)	(419)
Opening net debt		(918)	(499)	(499)
Closing net debt	15	(1,837)	(1,178)	(918)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2013

18.	Contingencies

There are contingent group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the group.

19.	Related parties

Apart from transactions with the group's associates and joint ventures, there were no other material related party transactions and no guarantees have been provided to related parties in the period.

20.	Events after the balance sheet date

On 1 July 2013, Pearson and Bertelsmann completed the transaction to create Penguin Random House (see also note 8).

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

•    An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

• Material related party transactions in the first six months and any material changes in related party transactions described in the 2012 Annual Report.

The directors of Pearson plc are listed in the 2012 Annual Report. There have been the following changes to the Board since the publication of the Annual Report:

Rona Fairhead - resigned 26 April 2013
John Makinson - resigned 1 July 2013
Linda Lorimer - appointed 1 July 2013

A list of current directors is maintained on the Pearson plc website: www.pearson.com

By order of the Board

John Fallon
Chief Executive
25 July 2013

Robin Freestone
Chief Financial Officer
25 July 2013

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Introduction
We have been engaged by Pearson plc (the "Company") to review the condensed consolidated financial statements in the half-year financial report for the six months ended 30 June 2013, which comprises the condensed consolidated balance sheet, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

Directors' responsibilities
The half-year financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-year financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed consolidated financial statements included in this half-year financial report have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-year financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-year financial report for the six months ended 30 June 2013 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
25 July 2013
London

The maintenance and integrity of the Pearson plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

PEARSON plc

Date: 26 July 2013

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary